

May 23, 2014

<u>Via E-mail</u>
Tommie Ray
President
Have Gun Will Travel Entertainment, Inc.
5850 Canoga Avenue, 4th Floor
Woodland Hills, CA 91367-6554

>   **Re: Have Gun Will Travel Entertainment, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 8, 2014**
>   **File No. 333-193768**

Dear Mr. Ray:

We have reviewed your response to our letter dated March 4, 2014 and have the following additional comments.

<u>Cover Page of Registration Statement</u>

1. Please revise the cover page of the registration statement to identify the number of the amendment. For example, please revise the cover page for your next amendment to identify it as Amendment No. 2 to the Registration Statement on Form S-1.

<u>Table of Contents, page 4</u>

2. Please revise the last paragraph on this page to update the reference to March 18, 2014.

<u>Prospectus Summary, page 5</u>

3. We note your response to prior comment 3 and we re-issue the comment in part. Please provide us with additional detail in support of your claim that your current operations are not nominal. For example, please discuss the current state of your operations and your operating history, which includes the sale of two reality TV concepts for $7,500, as compared to your expectations for your business once it is fully operational. In doing so, please explain whether you believe your current operations are minimal or insignificant in this context. Otherwise, please revise the disclosure throughout your prospectus to identify yourself as a shell company.

4. We note your response to prior comment 6 and we re-issue the comment in part. Please clarify your disclosure to fully inform shareholders concerning the company's progress. Avoid the implication that the company is fully developed.

5. We note from your response to our prior comment 14 that you have revised your disclosure on page 5 to indicate that Section 103 of the JOBS Act provides that as an "emerging growth company", HGWT is not required to comply with the requirement to provide an auditor's attestation of ICFR under Section 404(b) of the Sarbanes-Oxley Act for as long as HGWT qualifies as an "emerging growth company." However, an "emerging growth company" is not exempt from the requirement to perform management's assessment of internal control over financial reporting. However we note that you still have the disclosure in the preceding sentence that as an "emerging growth company" under the JOBS Act, you are exempt from certain obligations of the Exchange Act including those found in Section 14A(a) and (b) related to shareholder approval of executive compensation and golden parachute compensation and Section 404(b) of the Sarbanes-Oxley Act of 202 related to the requirement that management assess the effectiveness of the company's internal control for financial reporting. Please revise to remove the disclosure referring to an exemption from the requirement to perform management's assessment of internal control over financial reporting.

Business, page 22

6. We note your response to prior comment 35. Please revise to quantify your expected number of qualified employees once the company is fully operational.

7. We note that you have included additional disclosure regarding the nature of the reality TV concepts that you are currently developing. Please revise this section to include similar disclosure for the two reality TV concepts that you sold during the first quarter of 2014 and the one reality TV concept that is under review with a prospective buyer.

Directors, Executive Officers, Promoters and Control Persons, page 33

8. We note that IMDb lists Jo-sei Ikeda in the roles of Louis in *States of Grace* (2005) and Eddie in *Life at the Resort* (2011), and Ronald Campise and Jo-sei Ikeda as the Directors of *Year of the Rat* (2011). To the extent Mr. Ray also uses the name Jo-sei Ikeda when acting or directing, please revise your disclosure accordingly.

9. Please also revise the description of Mr. Ray's business experience to be more specific about the screenwriting and consulting work he has undertaken in the past five years. Please provide enough detail so that a potential investor will be able to evaluate Mr. Ray's business experience in the context of his role at the company.

Financial Statements

10. We note that you have included the unaudited interim financial statements for the three months ended March 31, 2014. However, it appears that you have removed the audited financial statements for the period from inception through December 31, 2013 from your

registration statement on Form S-1 as well as the related audit report of the independent registered public accounting firm. Please revise to include the audited financial statements as of and for the period ended December 31, 2013 and the related audit report thereon, as well as the interim unaudited financial statements for the period ended March 31, 2014. See guidance in Rules 8-08 and 3-12 of Regulation S-X.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

11. We note that your consent of your independent auditor refers to their report dated May 5, 2014, which appears to be the review report of the unaudited financial statements for the interim period ended March 31, 2014. Please revise to also include a currently dated consent which refers to the independent auditor's report on the audited financial statements which, in the initial Form S-1 registration statement, was dated February 3, 2014.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Matthew McMurdo, Esq.